Exhibit 99.1

Press Release

Chi-Med Presents Pre-clinical Data for Selective Syk Inhibitor HMPL-523 at the 2016 American Society of Hematology Annual Meeting

London: Tuesday, December 6, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that data from a recent pre-clinical study, investigating the in vitro and in vivo anti-tumor activities of novel Spleen Tyrosine Kinase (“Syk”) inhibitor, HMPL-523, was presented at the Annual Meeting of the American Society of Hematology (“ASH”), being held in San Diego, CA, USA from December 3 to December 6, 2016.

Syk, a non-receptor type of tyrosine kinase, plays a pivotal role in the regulation of the B-cell receptor (BCR) signaling pathway, which regulates proliferation, differentiation and survival of B lymphocytes.  The abnormal activation of BCR signaling is closely related to transformation and development of B-cell lymphoma.

Presentation Title:	HMPL-523, a Novel Syk Inhibitor, Showed Anti-Tumor Activities in Vitro and in Vivo
Authors:	Na Yang, Wei Deng, Qiaoling Sun, Junqing Liang, Linfang Wang, Shiming Fan, Renxiang Tang, Ying Yu, Junen Sun, Feng Zhou, Guangxiu Dai, Weiguo Qing, Weiguo Su and Yongxin Ren
Abstract No:	3970
Session:	605. Molecular Pharmacology, Drug Resistance—Lymphoid and Other Diseases
Date & Time:	Monday, December 5, 2016, 6:00PM – 8:00PM (PST)

The presentation is available at www.chi-med.com/wp-content/uploads/2016/12/pre161206_523ash.pdf.

Potent anti-tumor activity and combination synergy with other therapies

In vitro in B-cell lymphoma cell lines with Syk/BCR dysregulation, HMPL-523 was found to block phosphorylation of B-cell linker protein as well as inhibit cell viability by inhibiting cell survival and increasing apoptotic rate.  HMPL-523 also showed synergistic anti-tumor activity on human diffused large B-cell lymphoma cells, in combination with other drugs such as Phosphoinositide-3-Kinase δ inhibitors, B-cell lymphoma 2 family inhibitors, or chemotherapies.  Potent anti-tumor activity was also demonstrated in nude mice bearing B-cell lymphoma xenograft tumors with Syk/BCR dysregulation.

Clinical development in oncology and immunology

In hematological malignancies, HMPL-523 is currently being studied in a Phase I dose escalation study, which was initiated in Australia in January 2016 and is expected to complete in the first half of 2017.  This study is in patients with relapsed and/or refractory B-cell non-Hodgkin's lymphoma or chronic lymphocytic leukemia for whom there is no standard therapy.

HMPL-523 is also being studied in immunological indications.  Clinical data for HMPL-523 in a Phase I dose-escalating study in healthy volunteers in Australia was recently presented at the 2016 Annual Meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals, which was held in November 2016.  The detailed poster presentation can be viewed at www.chi-med.com/wp-content/uploads/2016/11/pre1611141.png. The Company plans to initiate a Phase II study in the U.S. in 2017.

About the ASH Annual Meeting

The ASH annual meeting, a scientific conference focused on malignant and non-malignant hematology, brings together more than 20,000 hematology professionals from around the world.  The meeting provides an educational experience, with thousands of scientific abstracts highlighting the latest research in the field available for review, as well as the opportunity to network with a global community of professionals from every subspecialty.

About B-cell signaling

The BCR signaling pathway regulates proliferation, differentiation and survival of B lymphocytes, a major cellular component of the immune system.  The abnormal activation of BCR signaling is closely related to transformation and development of hematological cancers (i.e. B-cell malignancies) including lymphoma and leukemia, as well as autoimmune diseases, such as rheumatoid arthritis.  Targeted B-cell receptor signaling therapies, including monoclonal antibodies and small molecules, have been proven to be clinically effective for the treatment of B-cell malignancies, leading to scientific and commercial success.

Syk is a key protein involved in the B-cell signaling pathway.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL-523, plans to initiate clinical studies for HMPL-523, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate HMPL-523 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL-523 for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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